Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333- 215499

Supplementing the Preliminary Prospectus Supplement dated January 10, 2017 (To Prospectus dated January 10, 2017)

PRICING TERM SHEET

The information in this pricing term sheet supplements the Preliminary Prospectus Supplement, dated January 10, 2017 (the “Preliminary Prospectus”), related to Veeco Instruments Inc.’s offering of its 2.70% Convertible Senior Notes due 2023 (the “Notes”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. Veeco Instruments Inc. has increased the size of the offering to $300,000,000 (or $345,000,000 if the underwriters’ over-allotment option is exercised in full). The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer:	Veeco Instruments Inc.

Ticker / Exchange for Common Stock:	“VECO” / NASDAQ Global Select Market

Pricing Date:	January 11, 2017

Trade Date:	January 12, 2017

Closing Date:	January 18, 2017

Aggregate Principal Amount of Notes Offered:	$300,000,000 (or $345,000,000 if the underwriters’ over-allotment option is exercised in full).

Issue Price:	100%

Maturity:	January 15, 2023, unless earlier repurchased, redeemed or converted

Interest Rate:	2.70% per annum from January 18, 2017

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2017

Ranking:

Senior unsecured obligations ranking:

•             senior in right of payment to any of the Issuer’s indebtedness that is expressly subordinated in right of payment to the Notes;

•             equal in right of payment to any of the Issuer’s unsecured indebtedness that is not so subordinated (including the Issuer’s unsecured trade payables);

•             effectively junior in right of payment to any of the Issuer’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•             structurally junior to all indebtedness and other liabilities (including trade payables) of the Issuer’s subsidiaries.

Last Reported Sale Price on January 11, 2017:	$27.80 per share of the Issuer’s common stock

Conversion Premium:	Approximately 44.0% above the Last Reported Sale Price on January 11, 2017

Initial Conversion Rate:	24.9800 shares of the Issuer’s common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $40.03 per share of the Issuer’s common stock

Redemption:

The Issuer may not redeem the Notes prior to January 20, 2021. The Issuer may redeem for cash all or any portion of the Notes, at the Issuer’s option, on or after January 20, 2021 if the last reported sale price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Issuer provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provide notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes.

Use of Proceeds:

The Issuer estimates that the proceeds from this offering will be approximately $291.5 million (or $335.4 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses payable by the Issuer.

The Issuer intends to use the net proceeds from this offering to fund potential acquisitions, to repurchase shares and for other general corporate purposes.

Price to the Public, Underwriting Discounts and Proceeds:	The following table shows the price to the public, underwriting discounts and commissions and proceeds to the Issuer (before expenses):
		Per Note	Total
	Price to the public(1)	100%	$300,000,000
	Underwriting discounts and commissions	2.5%	$7,500,000
	Proceeds to Veeco Instruments Inc. (before expenses)	97.5%	$292,500,000

(1) Plus accrued interest, if any, from January 18, 2017.

Joint Book-Running Managers:	Barclays, Wells Fargo Securities

CUSIP Number:	922417AD2

ISIN:	US922417AD23

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change or a Notice of Redemption:

If the effective date of a make-whole fundamental change occurs prior to the maturity date of the Notes or the Issuer give a notice of redemption with respect to any or all of the Notes and, in each case, a holder elects to convert its Notes in connection with such make-whole fundamental change or redemption notice, the following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased per $1,000 principal amount of

Notes for each stock price and effective date set forth below:

Stock Price

Effective Date	$27.80	$30.00	$40.03	$52.04	$60.00	$80.00	$105.00	$130.00	$155.00	$180.00	$205.00	$230.00
January 18, 2017	10.9912	9.5897	5.5421	3.2343	2.3709	1.2013	0.5715	0.2804	0.1311	0.0516	0.0106	0.0000
January 15, 2018	10.9912	9.3492	5.2278	2.9456	2.1160	1.0278	0.4682	0.2193	0.0955	0.0318	0.0016	0.0000
January 15, 2019	10.9912	9.1378	4.8842	2.6183	1.8274	0.8372	0.3605	0.1591	0.0627	0.0152	0.0000	0.0000
January 15, 2020	10.9912	8.9026	4.4525	2.2087	1.4731	0.6179	0.2469	0.1007	0.0335	0.0025	0.0000	0.0000
January 15, 2021	10.9912	8.6028	3.8503	1.6562	1.0142	0.3655	0.1336	0.0500	0.0115	0.0000	0.0000	0.0000
January 15, 2022	10.9912	8.3533	2.8921	0.8470	0.4026	0.1020	0.0385	0.0135	0.0000	0.0000	0.0000	0.0000
January 15, 2023	10.9912	8.3533	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $230.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares of the Issuer’s common stock will be added to the conversion rate.

•                  If the stock price is less than $27.80 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares of the Issuer’s common stock will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 35.9712 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus, dated January 10, 2017 and a preliminary prospectus supplement, dated January 10, 2017) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus can be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com, or from Wells Fargo Securities, LLC, 375 Park Avenue, New York, NY 10152, Attention: Equity Syndicate Department, or by telephone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

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